UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA GREEN ENERGY INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16940H101
(CUSIP Number)

Jiangsu Wujin Lijia Industrial Park
Lijia Town
Wujin District, Changzhou City
Jiangsu Province 213176
People’s Republic of China
(86) 519-86230102
copies to:
Louis A. Bevilacqua, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8158
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16940H101

1.	NAMES OF REPORTING PERSONS

BEST GREEN INVESTMENTS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF	7.	SOLE VOTING POWER	20,734,531
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	20,734,531
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,734,531
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.1% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) A total of 23,529,411 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of October 26, 2010. As Mr. Jianliang Shi and Ms. Xueqin Wang own 51% and 49%, respectively, of all issued and outstanding ordinary shares of Best Green Investments Limited, they may be deemed to be the beneficial owners of and to share the voting and dispositive power of 20,734,531 shares of the Issuer held by Best Green Investments Limited. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 8 Pages

CUSIP No. 16940H101

1.	NAMES OF REPORTING PERSONS

JIANLIANG SHI

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	20,734,531
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	20,734,531

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,734,531

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.1% (1)

14.	TYPE OF REPORTING PERSON

IN

(1) A total of 23,529,411 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of October 26, 2010. As Mr. Jianliang Shi and Ms. Xueqin Wang own 51% and 49%, respectively, of all issued and outstanding ordinary shares of Best Green Investments Limited, they may be deemed to be the beneficial owners of and to share the voting and dispositive power of 20,734,531 shares of the Issuer held by Best Green Investments Limited. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 8 Pages

CUSIP No. 16940H101

1.	NAMES OF REPORTING PERSONS

XUEQIN WANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	20,734,531
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	20,734,531

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,734,531

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.1% (1)

14.	TYPE OF REPORTING PERSON

IN

(1) A total of 23,529,411 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of October 26, 2010. As Mr. Jianliang Shi and Ms. Xueqin Wang own 51% and 49%, respectively, of all issued and outstanding ordinary shares of Best Green Investments Limited, they may be deemed to be the beneficial owners of and to share the voting and dispositive power of 20,734,531 shares of the Issuer held by Best Green Investments Limited. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 4 of 8 Pages

CUSIP No. 16940H101

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”) of China Green Energy Industries, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Jiangsu Wujin Lijia Industrial Park, Lijia Town, Wujin District, Changzhou City, Jiangsu Province 213176, People’s Republic of China.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Best Green Investmetns Limited, a British Virgin Islands company (“Best Green”), Mr. Jianliang Shi and Ms. Xueqin Wang (together with Best Green and Mr. Jianliang Shi, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1)under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Best Green

Best Green is a British Virgin Islands company whose sole business is to hold shares, par value US$0.0001 per share, of the Issuer. The address of the principal business and principal offices of Best Green is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands. Information relating to the directors and executive officers of Best Green is set forth on Schedule A hereto which is incorporated herein by reference.

Mr. Jianliang Shi

The principal occupation of Mr. Jianliang Shi is the Chairman of the Board and Chief Executive Officer of the Issuer. The business address of Mr. Jianliang Shi is c/o China Green Energy Industries, Inc., Jiangsu Wujing Lijia Industrial Park, Lijia Town, Wujin District, Changzhou City, Jiangsu Province 213176, People’s Republic of China. Mr. Jianliang Shi is a citizen of the People’s Republic of China. Mr. Jianliang Shi holds 51% of all of the issued and outstanding share capital of Best Green.

Ms. Xueqin Wang

The principal occupation of Ms. Xueqin Wang is an employee of the Issuer’s Financial Department. Ms. Wang is the wife of Mr. Jianliang Shi. The business address of Ms. Xueqin Wang is c/o China Green Energy Industries, Inc., Jiangsu Wujing Lijia Industrial Park, Lijia Town, Wujin District, Changzhou City, Jiangsu Province 213176, People’s Republic of China. Ms. Xueqin Wang is a citizen of the People’s Republic of China. Ms. Xueqin Wang holds 49% of all of the issued and outstanding share capital of Best Green.

Item 3. Source and Amount of Funds or Other Consideration.

On June 9, 2010, the Issuer entered into a share exchange agreement, or the Share Exchange Agreement, with Best Green Energy Industries Limited (“Best Green BVI”), and Best Green, the sole shareholder of Best Green BVI. Pursuant to the Share Exchange Agreement, on June 9, 2010, Best Green transferred all of the shares of the capital stock of Best Green BVI in exchange for 20,734,531 newly issued shares of our common stock, which constituted 88.1% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

Page 5 of 8 Pages

CUSIP No. 16940H101

On April 24, 2010, Marsel Gilyazov, the sole director and owner of Best Green entered into an option agreement (the “Option Agreement”) with the Issuer’s Chairman and CEO Mr. Jianliang Shi and his wife Xueqin Wang, pursuant to which they were granted options to purchase 51% and 49%, respectively, of the equity interest of Best Green Investments, beginning sixty (60) days after the date on which a disclosure statement on Form 8-K is filed in respect of the share exchange transaction.

On October 20, 2010, Mr. Jianliang Shi and Ms. Xueqin Wang exercised their options under the Option Agreement. As a result of these transactions, the Reporting Persons own 20,734,531 shares of the Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on June 11, 2010.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)    As of the date hereof, Best Green owns 20,734,531 shares of the Common Stock of the Issuer. As Mr. Jianliang Shi and Ms. Xueqin Wang own 51% and 49%, respectively, of all issued and outstanding ordinary shares of Best Green, they may be deemed to be the beneficial owners of and to share the voting and dispositive power of 20,734,531 shares of the Issuer held by Best Green.

(b)    Best Green:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 20,734,531

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 20,734,531

Jianliang Shi:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 20,734,531

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 20,734,531

Xueqin Wang:

Page 6 of 8 Pages

CUSIP No. 16940H101

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 20,734,531

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 20,734,531

(c)    Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)    No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of a sale of, such securities.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement, dated June 9, 2010, among the Company, Best Green Energy Industries Limited and its sole shareholder. [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 11, 2010].

Exhibit 2	Joint Filing Agreement, dated October 28, 2010, between Best Green Investments Limited, Mr. Jianliang Shi and Ms. Xueqin Wang.

Page 7 of 8 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2010

/s/ Jianliang Shi
Jianliang Shi

Page 8 of 8 Pages

CUSIP No. 16940H101

JOINT FILING AGREEMENT

Exhibit 1

Joint Filing Agreement

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto, the “Schedule 13D”) relating to the ordinary shares, par value US$0.0001 per share, of China Green Energy Industries, Inc., which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

          The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13D, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

          It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13D, filed on behalf of each of the parties hereto.

          IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the 28th day of October, 2010.

BEST GREEN INVESTMENTS LIMITED

/s/ Jianliang Shi
Name: Jianliang Shi
Title: Director

JIANLIANG SHI

/s/ Jianliang Shi

XUEQIN WANG

/s/ Xueqin Wang

Page 9 of 8 Pages